Prospectus Supplement No. 1 To Prospectus dated April 27, 2020	Filed Pursuant to Rule 424(b)(3) Registration No. 333-237674

International General Insurance Holdings Ltd.

Primary Offering of

17,250,000 Common Shares

Secondary Offering of

39,107,382 Common Shares
4,500,000 Warrants to Purchase Common Shares and
4,500,000 Common Shares Issuable upon Exercise of Warrants

This Prospectus Supplement No. 1 supplements the Prospectus dated April 27, 2020 (the “Prospectus”) of International General Insurance Holdings Ltd., a Bermuda exempted company (“we” or the “Company”), that forms a part of the Company’s Registration Statement on Form F-1 (File No. 333-237674). This Prospectus Supplement No. 1 is being filed to update and supplement certain information contained in the Prospectus with the information contained in our Report of Foreign Private Issuer on Form 6-K submitted to the Securities and Exchange Commission on May 14, 2020. This Prospectus Supplement No. 1 should be read in conjunction with the Prospectus, which is required to be delivered with this Prospectus Supplement. If there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on the information in this Prospectus Supplement.

Investing in our securities involves a high degree of risk. Before buying any securities, you should carefully read the discussion of material risks of investing in our securities in “Risk Factors” beginning on page 14 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is May 15, 2020.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2020

Commission File Number: 001-39255

International General Insurance Holdings Ltd.

(Translation of Registrant’s name into English)

74 Abdel Hamid Sharaf Street, P.O. Box 941428, Amman 11194, Jordan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ☐

EXHIBIT

Exhibit Number	Exhibit Description
99.1	Press release dated May 14, 2020 – IGI Reports Condensed Unaudited Financial Results for the First Quarter 2020.

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERNATIONAL GENERAL INSURANCE HOLDINGS LTD.

Date: May 14, 2020	By:	/s/ Pervez Rizvi
		Name:	Pervez Rizvi
		Title:	Chief Financial Officer

2

Exhibit 99.1

IGI Reports Condensed Unaudited Financial Results for the First Quarter 2020

HAMILTON, Bermuda, May 14, 2020 — International General Insurance Holdings Ltd. (“IGI” or the “Company”) (NASDAQ: IGIC) today announced condensed unaudited financial results for the first quarter of 2020.

Highlights for the first quarter 2020 unaudited results include:

●	Gross underwriting profit of $23.2 million for the quarter ended March 31, 2020, compared to $11.8 million for the quarter ended March 31, 2019
●	Reported loss after tax of $0.9 million for the quarter ended March 31, 2020, compared to a net profit after tax of $6.5 million for the quarter ended March 31, 2019
●	Combined ratio of 81.3% for the first quarter of 2020, an improvement of 13.8 points as compared to the first quarter of 2019
●	Gross written premiums of $99.2 million for the quarter ended March 31, 2020, compared to $80.0 million for the quarter ended March 31, 2019, reflecting year over year growth of 24%
●	Net investment income of $2.6 million for the quarter ended March 31, 2020, compared to $2.4 million for the quarter ended March 31, 2019
●	Book value per share at March 31, 2020 was $7.57
●	Core operating income of $13.4 million for the quarter ended March 31, 2020, compared to $4.6 million for the quarter ended March 31, 2019

First quarter 2020 financial impacts attributed primarily to the COVID-19 pandemic include:

●	Foreign exchange losses of $11.9 million, specifically weakening in the Company’s transactional currencies (Pound Sterling and Euro) against the U.S. Dollar
●	Mark-to-market adjustments in the equity investment portfolio resulting in an unrealized loss of $4.6 million
●	Net claims and claims expenses of $2.0 million, primarily representing the cost of claims incurred but not yet reported

IGI Chairman and CEO Mr. Wasef Jabsheh said, “The first three months of 2020 have been extraordinary across the globe but particularly for IGI: we became a public company and began trading on Nasdaq in mid-March while the world was experiencing unprecedented turmoil from the outbreak of the COVID-19 pandemic. We have seen significant turbulence across global financial and capital markets, disruption in (re)insurance markets, and the way we do business has been upended.”

“Our results for the first quarter of 2020 – similar to other (re)insurance companies – clearly show the impacts of this crisis. While we recorded unrealized investment losses and significant fluctuations in our operating currencies, to date we have not recorded material underwriting losses as a direct result of the pandemic, but we are constantly monitoring this as the situation continues to evolve.”

“Notwithstanding the uncertainty, IGI remains strong. I am very proud of the performance and resilience of all our people who have had to adjust to a whole new way of working. I am particularly pleased with the strong underwriting performance achieved during this period, and also that we were able to leverage our long-standing relationships and market position to take advantage of opportunities to refine our portfolio in our core lines and geographies, while writing profitable new business.”

“During the quarter, we continued to see rate increases of more than 13% across our book of business, with price momentum continuing to build in most lines of business. We are optimistic this will continue throughout 2020, and with our entry into the U.S. E&S markets in April, we will maintain our focus and discipline as we strive to continue to generate attractive risk-adjusted returns for our shareholders.”

Underwriting Results

Gross written premiums were $99.2 million for the quarter ended March 31, 2020, compared to $80.0 million for the quarter ended March 31, 2019. The increase in gross written premiums was the result of new business generated across most lines of business, as well as improved renewal pricing. Given hardening market conditions, the Company also took the opportunity to further refine its existing portfolio, achieving improved terms and conditions.

Claims and claims expense ratios were 46.3% and 54.7% for the quarters ended March 31, 2020 and 2019, respectively. The claims and claims expense ratios included current accident year net catastrophe losses of $0.8 million, or 1.2 points, for the quarter ended March 31, 2020, and current accident year net catastrophe losses of $3.7 million, or 7.4 points, for the quarter ended March 31, 2019. Favorable development on reserves from prior accident years was $10.0 million or 14.6 points for the quarter ended March 31, 2020 and $4.1 million or 8.2 points for the quarter ended March 31, 2019, respectively.

The combined ratio for the quarter ended March 31, 2020 was 81.3%, compared to 95.1% for the same quarter in 2019. The improvement in the combined ratio was the result of a number of factors: lower acquisition and G&A expense ratios; significant growth in net earned premiums; and improvement in the claims and claims expense ratio, driven by relatively benign catastrophe activity and foreign exchange movements.

Investment Results

Investment results were impacted by market turbulence related to the COVID-19 pandemic, with unrealized mark-to-market adjustments of $4.6 million leading to an overall investment portfolio loss of $2.0 million in the first quarter of 2020, compared to total investment income of $3.7 million in the first quarter of 2019. Excluding these realized and unrealized gains and losses, total investment income, net, was $2.6 million and $2.4 million for the quarters ended March 31, 2020, and March 31, 2019, respectively, representing quarter over quarter growth of 10.0%, and resulting net investment yields of 1.7% for the first quarter of 2020, and 1.8% for the corresponding period in 2019.

Cash and cash equivalents and term deposits totaled $310.7 million at March 31, 2020, representing just under 50% of the total investment and cash portfolio.

During March 2020, the Company began to reposition its investment portfolio to higher yielding bonds with an average rating of ‘A’. Given ongoing dislocation in both the fixed income and equity markets as a result of the COVID-19 pandemic, the Company is continuing to look for opportunities to further reposition the portfolio to enhance investment yields while maintaining a conservative profile and a cautious approach.

Other

The loss after tax for the quarter ended March 31, 2020 was $0.9 million compared to a net profit after tax of $6.5 million for the quarter ended March 31, 2019.

Core operating income was $13.4 million and $4.6 million for the quarters ended March 31, 2020 and March 31, 2019, respectively. The increase in core operating income during the first quarter of 2020 compared to the first quarter of 2019 was primarily the result of the lower combined ratio, which was 13.8 points better in the first quarter 2020 when compared to the first quarter in 2019.

Core operating return on average equity (annualized) was 16.4% for the quarter ended March 31, 2020, and 6.0% for the quarter ended March 31, 2019.

Book value per share was $7.57 at March 31, 2020.

Business Outlook

IGI President Mr. Waleed Jabsheh said, “All our teams at IGI are continuing to forge ahead with the same consistency of focus and discipline as always, despite the distraction and market disruption created by the COVID-19 pandemic. We are seeing significant opportunities in our underwriting operations as well as our investment operations, but as always we remain judicious in evaluating these and maintaining balance in our portfolio.”

SUMMARY OF CONDENSED UNAUDITED OPERATING RESULTS

The Company’s operating results for the quarter ended March 31, 2020 and 2019 are summarized as follows:

	Quarter ended March 31,
	2020	2019
	($) in millions except for ratio and per share data
Selected Income Statement Data:
Gross written premiums	$99.2	$80.0
Reinsurers’ share of insurance premiums	(20.0)	(17.2)
Net written premiums	$79.2	$62.8
Net change in unearned premiums	(10.7)	(13.2)
Net premiums earned	$68.5	$49.6
Net claims and claim adjustment expenses	(31.7)	(27.1)
Net policy acquisition expenses	(13.6)	(10.7)
Net underwriting results	$23.2	$11.8
Total investment income, net(1)	2.6	2.4
Net realized gain/(losses) on investments	-	0.7
Unrealized gain/(losses) on investments	(4.6)	0.6
General and administrative expenses	(10.4)	(9.4)
Other income/(expenses)(2)	(0.3)	(0.2)
Listing related expenses	(2.5)	-
Bargain purchase gain	2.4	-
(Loss)/Gain on foreign exchange	(11.9)	0.6
(Loss)/Profit before tax	$(1.5)	$6.5
Income tax credit	0.6	-
(Loss)/Profit for the period	$(0.9)	6.5

Core operating income(3)	13.4	4.6
Return on average equity	(1.0)%	8.4%
Core operating return on average equity	16.4%	6.0%

Supplemental Information:
Claims and claims expense ratio(4)	46.3%	54.7%
Policy acquisition expense ratio(5)	19.9%	21.5%
G&A expense ratio(6)	15.1%	18.9%
Expense ratio(7)	35.0%	40.4%
Combined ratio(8)	81.3%	95.1%
CAT losses on accident year basis	1.2%	7.4%
Prior year development / (favorable)	(14.6)%	(8.2)%
Accident year claims and claims expense ratio excluding CAT losses	59.7%	55.6%
Accident Year Combined Ratio excluding CAT losses	94.7%	95.9%

	31 March, 2020	31 December, 2019
Selected Balance Sheet Data:
Cash and cash equivalents and term deposits(9)	$310.7	$312.2
Total investments(10)	328.3	292.5
Total investments and cash portfolio	$639.0	$604.7
Total assets	1,052.5	1,009.1
Technical reserves, net
Net outstanding claims(11)	$248.3	$236.9
Net unearned premiums(12)	182.9	172.3
Total equity	344.0	312.1
Number of Common Outstanding Shares	45,434,806

(1)	Represents net investment income and share of profit or loss from associates, net of (1) net realized gains/(losses) on investments, and (2) unrealized gains/(losses) on investments.

(2)	Represents the sum of (1) other revenues, (2) other expenses and (3) impairment loss on insurance receivables.

(3)	“Core operating income” is defined under “Non-IFRS Financial Measures.”

(4)	The claims and claims expense ratio represents net claims and claim adjustment expenses as a percentage of net premiums earned.

(5)	The policy acquisition expenses ratio represents net policy acquisition expenses as a percentage of net premiums earned.

(6)	The general and administrative expense ratio represents general and administrative expenses as a percentage of net premiums earned.

(7)	The expense ratio is the sum of the policy acquisition expenses ratio and the general and administrative expenses ratio.

(8)	The combined ratio is the sum of the claims and claims expense ratio and the expense ratio.

(9)	Includes cash and cash equivalents and term deposits.

(10)	Includes investments, investment properties and investments in associates, calculated as follows:

	Quarter Ended
	31 March 2020	31 December 2019
	($) in millions
Investments	$289.5	$253.7
Investment properties *	25.7	25.7
Investments in associates	13.1	13.1
Total investments	$328.3	$292.5

*	The most recent valuation of investment properties was carried out as of 31 December 2019

(11)	Represents gross outstanding claims, net of reinsurance share of outstanding claims.

(12)	Represents gross unearned premiums, net of reinsurance share of unearned premiums.

Non-IFRS Financial Measures

In presenting our results, management has included and discussed certain non-IFRS financial measures. We believe that these non-IFRS measures, which may be defined and calculated differently by other companies, better explain and enhance an understanding of our results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with IFRS.

Core operating income

Core operating income is calculated by the addition or subtraction of certain income statement line items from profit or loss for the period, the most directly comparable IFRS financial measure, as illustrated in the table below:

	Quarter ended March 31,
	2020	2019
	($) in millions
(Loss)/profit for the period	$(0.9)	$6.5
Adjustments:
Net realized (gains) on investments	-	(0.7)

Unrealized (gain)/loss on investments (tax adjusted) (1)	4.2	(0.6)
Listing related expenses	2.5	-
Bargain purchase gain (2)	(2.4)	-
Net loss/ (gain) on foreign exchange (tax adjusted) (3)	10.0	(0.6)
Core operating income	$13.4	$4.6
Average equity (4)	328.1	307.7
Return on average equity (5)	(1.0)%	8.4%
Core operating return on average equity (6)	16.4%	6.0%

(1)	Represents unrealized gain/loss on investments adjusted for tax credit of $0.4 million (Q1 2019: NIL)

(2)	Represents the excess of fair value of identifiable net assets of Tiberius Acquisition Corporation acquired in the business combination completed in March 2020 over the fair value of the common shares (IPO shares) deemed to have been issued by IGI. This difference represented a one off ‘bargain purchase gain’ and has been recognized in the Company’s income statement.

(3)	Represents loss / gain on foreign exchange adjusted for the tax credit of $1.8 million (Q1 2019: NIL).

(4)	Average equity equals the shareholders’ equity at the beginning of the quarter plus the shareholders’ equity at the end of the quarter, divided by 2.

(5)	Represents annualized loss / profits for the period divided by average shareholders’ equity.

(6)	Represents annualized core operating income for the period divided by average shareholders’ equity.

In addition to presenting a profit or loss for the period determined in accordance with IFRS, we believe that showing “core operating income,” a non-IFRS financial measure, provides investors with a valuable measure of profitability and enables investors, rating agencies and other users of our financial information to more easily analyze our results in a manner similar to how management analyzes our underlying business performance. “Core operating income” measures the performance of our operations without the influence of after-tax gains or losses on investments and foreign currencies and other items as noted in the table above. We exclude these items from our calculation of “core operating income” because the amount of these gains and losses is heavily influenced by, and fluctuates in part according to, the availability of investment market opportunities and other factors. We believe these amounts are largely independent of our core underwriting activities and including them distorts the analysis of trends in our operations. We believe the reporting of core operating income enhances an understanding of our results by highlighting the underlying profitability of our core insurance operations. Our profitability is impacted by earned premium growth, the adequacy of our pricing, loss frequency and severity. Over time our profitability is also influenced by underwriting discipline, which seeks to manage exposure to loss through favorable risk selection and diversification, IGI’s management of claims, use of reinsurance and ability to manage expense ratio, which we accomplish through management of acquisition costs and other underwriting expenses.

Return on average equity and core operating return on average equity, both non-IFRS financial measures, represent the returns generated on common shareholders’ equity during the period. Our objective is to generate superior returns on capital that appropriately reward shareholders for the risks assumed.

—

About IGI:

IGI is a niche international specialist commercial insurer and reinsurer, underwriting a diverse portfolio of specialty lines. Established in 2002, IGI is an entrepreneurial business with a worldwide portfolio of energy, property, construction & engineering, ports & terminals, financial institutions, casualty, legal expenses, general aviation, professional indemnity, marine liability, political violence, forestry and reinsurance treaty business. Registered in Bermuda, with operations in Bermuda, London, Dubai, Amman, Labuan and Casablanca, IGI always aims to deliver outstanding levels of service to clients and brokers. IGI is rated “A” (Excellent)/Stable by AM Best and “A-”/Stable by S&P Global Ratings. For more information about IGI, please visit www.iginsure.com.

Forward-Looking Statements:

This press release may include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The expectations, estimates, and projections of the business of IGI may differ from its actual results and, consequently, you should not rely on forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, expectations with respect to current or future performance. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of the control of IGI and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the potential inability to recognize the anticipated benefits of the transaction with Tiberius, which may be affected by, among other things, competition, the ability of IGI to grow and manage growth profitably and IGI’s ability to retain its key employees; (2) costs related to the transaction; (3) changes in applicable laws or regulations; (4) changes in demand for IGI’s services together with the possibility that IGI may be adversely affected by other economic, business, and/or competitive factors globally and in the regions in which it operates; (5) the inability to maintain the listing of the Company’s common shares or warrants on Nasdaq; (6) the outcome of any legal proceedings that may be instituted against the parties in connection with or related to the business combination agreement and the transactions contemplated therein; (7) the potential effects of the COVID-19 pandemic; and (8) other risks and uncertainties indicated in IGI’s annual report on Form 20-F for the year ended December 31, 2019, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The foregoing list of factors is not exclusive. In addition, forward-looking statements are inherently based on various estimates and assumptions that are subject to the judgment of those preparing them and are also subject to significant economic, competitive, industry and other uncertainties and contingencies, all of which are difficult or impossible to predict and many of which are beyond the control of IGI. There can be no assurance that IGI’s financial condition or results of operations will be consistent with those set forth in such forward-looking statements. You should not place undue reliance upon any forward-looking statements, which speak only as of the date made. IGI does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

International General Insurance Investor Contact:
Robin Sidders, Head of Investor Relations
T: + 44 (0) 20 7220 4937
M: + 44 (0) 7384 514 785
Email: robin.sidders@iginsure.com